LUKOIL
OIL COMPANY

02 OCT 10

№ 04-02-212 date 10/07/2002г.

12(g)3-2(b)

Date "07" October, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exemption No.: 82-4006

02055351

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Interim Consolidated Financial Statements (prepared in accordance with US GAAP).

The Bank of New York acts as Depositary Bank for the above referenced company under the Form F-6 registration statement number: 333-99106 which was declared effective by the SEC on 25 December 1995.

Sincerely,

S.Burov

Department Chief

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

11, Sretenskyi blvr, Moscow,
101000, Russia

Tel.: (095) 928-9841
Tel./fax: (095) 916-3339
(095) 916-0020

Telex: 612553
Teletype: 209055
ISKRA 38168

12(g)3-2(b)

02 OCT 10 AM 11:23

OAO LUKOIL

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(prepared in accordance with US GAAP)

As of and for the six month period ended June 30, 2002

(unaudited)

These interim consolidated financial statements were prepared by OAO LUKOIL in accordance with US GAAP and have not been audited by our independent auditor. If these financial statem ents are audited in the future, the audit could reveal differences in our consolidated financial results and we can not assure that any such differences would not be material.

Independent Accountants' Review Report

The Board of Directors of OAO LUKOIL:

We have reviewed the accompanying consolidated balance sheet of OAO LUKOIL and its subsidiaries as of June 30, 2002, and the related consolidated statements of income for the six-month and three-month periods ended June 30, 2002 and 2001 and the consolidated statements of cash flows for the six-month periods ended June 30, 2002 and 2001. These consolidated financial statements are the responsibility of the management of OAO LUKOIL.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Limited

September 24, 2002
Moscow, Russian Federation

OAO LUKOIL
Consolidated Balance Sheets
(Millions of US dollars, unless otherwise noted)

	As of June 30, 2002 (unaudited)	As of December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	1,214	1,170
Short-term investments	299	218
Accounts and notes receivable, net	2,388	2,230
Inventories	879	829
Prepaid taxes and other expenses	649	889
Other current assets	430	340
Total current assets	**5,859**	**5,676**
Investments	789	770
Property, plant and equipment	12,692	12,296
Deferred income tax assets	307	291
Goodwill and intangible assets	509	485
Other non-current assets	562	424
Total assets	**20,718**	**19,942**
Liabilities and Stockholders' equity		
Current liabilities		
Accounts payable	1,060	1,402
Short-term borrowings and current portion of long-term debt	1,384	1,480
Taxes payable	661	522
Other current liabilities	621	421
Total current liabilities	**3,726**	**3,825**
Long-term debt	2,170	1,948
Deferred income tax liabilities	417	390
Other long-term liabilities	547	463
Minority interest in subsidiary companies	844	931
Total liabilities	**7,704**	**7,557**
Stockholders' equity		
Common stock (850 million shares of par value of 0.025 Russian rubles each, authorized as of June 30, 2002 and December 31, 2001; 850 million shares issued as of June 30, 2002 (including 7 million shares held by subsidiaries) and December 31, 2001 (including 19 million shares held by subsidiaries); 818 million and 805 million shares outstanding as of June 30, 2002 and December 31, 2001, respectively)	15	15
Treasury stock (common stock, at cost; 25 million and 26 million shares as of June 30, 2002 and December 31, 2001, respectively)	(394)	(403)
Additional paid-in capital	3,225	3,044
Retained earnings	10,180	9,738
Accumulated other comprehensive loss	(12)	(9)
Total stockholders' equity	**13,014**	**12,385**
Total liabilities and stockholders' equity	**20,718**	**19,942**

President of OAO LUKOIL
Alekperov V.Y.

Vice-President of OAO LUKOIL
Matytsyn A.K.

The accompanying notes are an integral part of these interim consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Income
(Millions of US dollars, unless otherwise noted)

	For the three months ended June 30, 2002 (unaudited)	For the three months ended June 30, 2001 (unaudited)	For the six months ended June 30, 2002 (unaudited)	For the six months ended June 30, 2001 (unaudited)
Revenues				
Sales (including excise and export tariffs)	3,794	3,483	6,641	6,818
Equity share in income of affiliates	15	35	35	66
Total revenues	**3,809**	**3,518**	**6,676**	**6,884**
Costs and other deductions				
Operating expenses	(1,098)	(1,078)	(2,151)	(2,145)
Selling, general and administrative expenses	(641)	(475)	(1,216)	(934)
Depreciation, depletion and amortization	(241)	(239)	(478)	(447)
Taxes other than income taxes	(431)	(217)	(808)	(492)
Excise and export tariffs	(573)	(362)	(785)	(808)
Exploration expense	(30)	(25)	(50)	(44)
Loss on disposal and impairment of assets	(4)	(11)	(26)	(12)
Income from operating activities	**791**	**1,111**	**1,162**	**2,002**
Interest expense	(59)	(67)	(126)	(129)
Interest and dividend income	36	29	68	82
Currency translation gain (loss)	18	27	(16)	(17)
Other non-operating income (expense)	49	(72)	70	12
Minority interest	(25)	(29)	(31)	(51)
Income before income taxes	**810**	**999**	**1,127**	**1,899**
Current income taxes	(248)	(247)	(356)	(487)
Deferred income tax benefit	35	1	69	21
Net income	**597**	**753**	**840**	**1,433**
Dividends declared on preferred stock	-	(157)	-	(157)
Net income available for common shareholders	**597**	**596**	**840**	**1,276**
Basic earnings per share of common stock (US dollars)	0.73	0.82	1.04	1.77
Diluted earnings per share of common stock (US dollars)	0.73	0.81	1.04	1.75

OAO LUKOIL
Consolidated Statements of Cash Flows
(Millions of US dollars)

	For the six months ended June 30, 2002 (unaudited)	For the six months ended June 30, 2001 (unaudited)
Cash flows from operating activities		
Net income	840	1,433
Adjustments for non-cash items:		
Depreciation, depletion and amortization	478	447
Equity share in income of affiliates	(35)	(66)
Loss on disposal and impairment of assets	26	12
Deferred income taxes	(69)	(21)
Non-cash currency translation gain	(11)	(11)
Non-cash investing activities	(32)	(23)
All other items – net	(16)	(84)
Changes in operating assets and liabilities:		
Accounts and notes receivable	(163)	109
Short-term loans receivable of banking subsidiaries	48	(41)
Net movements of customers accounts placed in banking subsidiaries	(49)	10
Inventories	(54)	(194)
Accounts payable	(379)	(332)
Taxes payable	138	221
Other current assets and liabilities	141	15
Net cash provided by operating activities	**863**	**1,475**
Cash flows from investing activities		
Capital expenditures	(860)	(984)
Proceeds from sale of property, plant and equipment	8	15
Purchases of investments	(177)	(372)
Proceeds from sale of investments	63	57
Acquisition of subsidiaries, net of cash acquired	(115)	(228)
Net cash used in investing activities	**(1,081)**	**(1,512)**
Cash flows from financing activities		
Net movements of short-term borrowings	128	427
Proceeds from issuance of long-term debt	372	140
Principal payments of long-term debt	(213)	(263)
Dividends paid	(107)	(46)
Proceeds from issuance of common stock	18	-
Purchase of treasury stock	(218)	(58)
Proceeds from sale of treasury stock	226	42
Other – net	73	38
Net cash provided by financing activities	**279**	**280**
Effect of exchange rate changes on cash and cash equivalents	(17)	(10)
Net increase in cash and cash equivalents	**44**	**233**
Cash and cash equivalents at beginning of the period	1,170	1,137
Cash and cash equivalents at end of the period	1,214	1,370
Supplemental disclosures of cash flow information		
Interest paid	122	96
Income tax paid	268	401

The accompanying notes are an integral part of these interim consolidated financial statements.

(Millions of US dollars, unless otherwise noted)

Note 1. Basis of Financial Statement presentation

The accompanying consolidated interim financial statements and notes thereto of OAO LUKOIL (the "Company") and its subsidiaries (the "Group") have not been audited by independent accountants, except for the balance sheet at December 31, 2001. In the opinion of the Company's management, the interim financial information includes all adjustments and disclosures necessary to present fairly the Group's financial position, results of operations and cash flows for the in terim periods reported herein. These adjustments were of a normal recurring nature.

Certain notes and other information have been condensed or omitted from the interim financial statements. Therefore, these financial statements should be read in conjunction with the Group's 2001 Annual Consolidated Financial Statements.

The results for the three-month and six-month periods ended June 30, 2002, are not necessarily indicative of future financial results.

Foreign currency translation

The accounting records of Group companies' operations in the Russian Federation are maintained in Russian rubles and the Company prepares its statutory financial statements and reports in that currency to its shareholders in accordance with the laws of the Russian Federation.

As the Russian economy is considered to be hyperinflationary, the US dollar is the functional currency of the Company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "*Foreign Currency Translation*".

For the purposes of presenting financial statements prepared in conformity with US GAAP, the US dollar is considered to be the reporting currency of the Group.

Foreign currency transaction gains and losses are included in the consolidated statement of income.

For operations in the Russian Federation, hyperinflationary economies or operations where the US dollar is the functional currency, monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates are included in the consolidated statement of income.

For the majority of operations outside the Russian Federation, the US dollar is the functional currency. For certain other operations outside the Russian Federation, where the US dollar is not the functional currency and the economy is not hyperinflationary, assets and liabilities are generally translated into US dollars at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

As of June 30, 2002 and December 31, 2001, exchange rates of 31.45 and 30.14 Russian rubles to the US dollar, respectively, have been used for translation purposes.

(Millions of US dollars, unless otherwise noted)

Note 1. Basis of Financial Statement presentation (continued)

A significant portion of the balances and transactions of Group companies are denominated in Russian rubles or in currencies of certain republics of the former Soviet Union. Accordingly, future movements in the exchange rate between the US dollar and the Russian ruble and such other currencies may significantly affect the carrying value of the monetary assets and liabilities of the Group expressed in US dollars. Such changes may also affect the Group's ability to realize non-monetary assets at the amounts stated in the consolidated financial statements.

The Russian ruble and other currencies of republics of the former Soviet Union are not convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Note 2. Accounting changes

Effective January 1, 2002, the Group adopted SFAS No. 142, "*Goodwill and Other Intangible Assets.*" Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but are instead tested for impairment at least annually. SFAS No. 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives.

Beginning January 1, 2002, effective with the adoption of SFAS No. 142, the Group discontinued the amortization of goodwill. Goodwill amortization recorded during the three months and six months ended June 30, 2001 was $9 million and $12 million, respectively.

As of January 1, 2002, the Group had unamortized goodwill of $221 million, which was subject to the transitional goodwill impairment assessment provisions of SFAS No. 142. The Group has completed its assessment of the fair value of its reporting units that have goodwill and compared such fair value to each reporting unit's carrying value, including goodwill, as of January 1, 2002. Based on this assessment, no transitional impairment of the carrying value of goodwill was indicated.

Effective January 1, 2002, the Group adopted SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this standard had no significant impact on the Group's financial statements.

Note 3. Recently issued statements of accounting standards

In July 2001, Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability will be accreted for the passage of time and the related asset will be depreciated over its estimated useful life. The Group is required to adopt SFAS No. 143 effective January 1, 2003. The Group is currently evaluating the impact of adopting SFAS No. 143.

(Millions of US dollars, unless otherwise noted)

Note 3. Recently issued statements of accounting standards (continued)

In April 2002, the FASB issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections."* SFAS No. 145 primarily addresses income statement classification of gains and losses on extinguishments of debt and accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The Group is required to adopt SFAS No. 145 effective January 1, 2003. The Group is currently evaluating the impact of adopting SFAS No. 145.

In July 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group is currently evaluating the impact of adopting SFAS No 146.

Note 4. Income taxes

The statutory income tax rate in the Russian Federation during the period ended June 30, 2001 was 35%. Effective January 1, 2002, as a result of amendments to the Tax Code of the Russian Federation, the statutory income tax rate was changed from 35% to 24%. Also, as a result of the amendments, certain tax benefits have been eliminated, including investment tax credits.

Note 5. Cash and cash equivalents

	As of June 30, 2002	As of December 31, 2001
Cash held in Russian rubles	358	225
Cash held in other currencies	428	580
Cash held in banking subsidiaries in Russian rubles	156	148
Cash held in banking subsidiaries in other currencies	272	217
Total cash balance	**1,214**	**1,170**

Note 6. Non-cash transactions

The following table shows the effect of non-cash transactions on investing activities:

	For the six months ended June 30, 2002	For the six months ended June 30, 2001
Net cash used in investing activities	1,081	1,512
Net non-cash investing activities	32	23
Net cash and non-cash investing activities	**1,113**	**1,535**

Note 12 "Business combinations" sets out information about acquisitions partially completed through the exchange of common stock.

(Millions of US dollars, unless otherwise noted)

Note 7. Accounts and notes receivable

	As of June 30, 2002	As of December 31, 2001
Trade accounts and notes receivable (net of provisions of $94 million and $77 million as of June 30, 2002 and December 31, 2001, respectively)	1,347	1,383
Current VAT recoverable	606	434
Short-term loans receivable of banking subsidiaries (net of provisions of $14 million as of June 30, 2002 and December 31, 2001)	222	236
Other current accounts receivable (net of provisions of $22 million and $21 million as of June 30, 2002 and December 31, 2001, respectively)	213	177
Total accounts and notes receivable	**2,388**	**2,230**

Note 8. Short-term borrowings and current portion of long-term debt

	As of June 30, 2002	As of December 31, 2001
Short-term borrowings	703	553
Customers accounts placed in banking subsidiaries	420	449
Current portion of long-term debt	261	478
Total short-term borrowings and current portion of long-term debt	**1,384**	**1,480**

The majority of short-term borrowings are loans from various third parties and are secured by export sales, property, plant and equipment and securities.

Note 9. Long-term debt

	As of June 30, 2002	As of December 31, 2001
Long-term loans and borrowings from third parties	1,759	1,453
Long-term loans and borrowings from related parties	1	1
3.5% Convertible US dollar bonds, maturing 2002	-	298
1% Convertible US dollar bonds, maturing 2003	492	476
Variable interest unsecured Russian ruble bonds, maturing 2003	95	99
Capital lease obligation	84	99
Total long-term debt	2,431	2,426
Current portion of long-term debt	(261)	(478)
Total non-current portion of long-term debt	**2,170**	**1,948**

Long-term loans and borrowings

Long-term loans and borrowings are primarily repayable in US dollars, maturing from 2002 through 2025 and are secured by export sales, property, plant and equipment and securities.

Convertible US dollar bonds

On May 6, 1997, a Group company issued 230,000 convertible bonds with a face value of $1,000 each, maturing on May 6, 2002, and convertible to fifteen global depository receipts ("GDRs") of the Company per bond. During the second quarter of 2002, these bonds were redeemed for cash and 11,185,059 shares of common stock of the Company at the stated redemption price of 130.323% of the face value.

Note 9. Long-term debt (continued)

On November 3, 1997, a Group company issued 350,000 high yield and premium exchangeable redeemable bonds with a face value of $1,000 each, maturing on November 3, 2003, and exchangeable for 5.625 GDRs of the Company per bond. The bonds are convertible into GDRs up to the maturity dates. The GDRs are exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 153.314% of the face value in respect of the bonds issued on November 3, 1997. The Company may redeem the bonds for cash prior to maturity, subject to certain restrictions and early redemption charges. The carrying amount of the bonds is being accreted to their redemption value with the accreted amount being charged to the consolidated statement of income.

Group companies held sufficient treasury stock to permit the full conversion of the bonds to GDRs.

Russian ruble bonds

On August 13, 1999, the Company issued three million variable interest rate Russian ruble bonds with a face value of 1,000 Russian rubles each, maturing on August 13, 2003. The bonds are unsecured and bear interest at 6% per annum adjusted for Russian ruble to dollar devaluation, payable semi-annually. The principal is repayable at maturity date at face value in Russian rubles.

Note 10. Comprehensive income

	For the three months ended June 30, 2002	For the three months ended June 30, 2001	For the six months ended June 30, 2002	For the six months ended June 30, 2001
Net income	597	753	840	1,433
Other comprehensive loss:				
Foreign currency translation adjustment	(1)	-	(3)	(1)
Comprehensive income	**596**	**753**	**837**	**1,432**

Note 11. Earnings per share

	For the three months ended June 30, 2002	For the three months ended June 30, 2001	For the six months ended June 30, 2002	For the six months ended June 30, 2001
Net income	597	753	840	1,433
Dividends on preferred stock	-	(157)	-	(157)
Net income related to common shares	597	596	840	1,276
Add back convertible debt interest (net of tax at effective rate)				
3.5% Convertible US dollar bonds, maturing 2002	2	4	6	9
1% Convertible US dollar bonds, maturing 2003	6	6	12	12
Total diluted net income	605	606	858	1,297
Weighted average number of outstanding common shares (thousands of shares)	815,107	724,450	809,993	719,434
Add back treasury shares held in respect of convertible debt (thousands of shares)	13,183	21,675	17,405	21,675
Weighted average number of outstanding common shares, after dilution (thousands of shares)	828,290	746,125	827,398	741,109

During June 2001 a resolution to increase the number of shares of common stock by 77,211,864 shares of par value of 0.025 Russian rubles each was approved. These shares were exchanged for all of the outstanding preferred stock of the Company in the ratio of one share of common stock for one share of preferred stock.

(Millions of US dollars, unless otherwise noted)

Note 12. Business combinations

In February 2002, the Group acquired an additional 13% of OAO Komineft for $40 million, increasing the Group's ownership stake in OAO Komineft to 67%. OAO Komineft is a Russian oil and gas exploration company operating predominantly in the Komi Republic of the Russian Federation.

In March 2001, the Company acquired 74% of the shares in OAO Arkhangelskgeoldobycha in exchange for 17,710,697 shares of common stock and cash consideration of $130 million. The shares of OAO Arkhangelskgeoldobycha were held by third parties, LUKOIL - GARANT, a related party, and LUKOIL Finance Limited, a Group company, which had acquired its interest in OAO Arkhangelskgeoldobycha from a third party in January 2001 for $39 million. OAO Arkhangelskgeoldobycha is a Russian oil and gas exploration company operating predominantly within the Timan-Pechora region of Northern Russia.

In March 2001, the Company exchanged 720,364 shares of common stock for the 13% and 22% minority interest shareholding of OAO LUKOIL–Ukhtaneftepererabotka and OAO LUKOIL–Kominefteproduct, respectively. OAO LUKOIL–Ukhtaneftepererabotka is an oil refinery and OAO LUKOIL–Kominefteproduct is a marketing and distribution company. Both companies operate primarily in the Komi Republic of the Russian Federation.

In January 2001, the Group acquired the remaining 28% of shares in Getty Petroleum Marketing Inc. for $20 million thereby increasing the Group's ownership stake in Getty Petroleum Marketing Inc. to 100%.

Note 13. Related party transactions

In the rapidly developing business environment in the Russian Federation, companies and individuals have frequently used nominees and other forms of intermediary companies in transactions. The senior management of the Company consider that the Group has appropriate procedures in place to identify and properly disclose transactions with related parties in this environment and has disclosed all of the relationships identified which it deemed to be significant.

Sales of oil and oil products to related parties were $32 million, $22 million, $112 million and $52 million for the three months ended June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001, respectively.

Other sales to related parties were $11 million, $12 million, $24 million and $21 million for the three months ended June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001, respectively.

Purchases of oil and oil products from related parties were $85 million, $72 million, $122 million and $121 million for the three months ended June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001, respectively.

Purchases of construction services from related parties were $82 million, $84 million, $140 million and $208 million for the three months ended June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001, respectively.

Purchases of insurance services from related parties were $53 million, $70 million, $85 million and $99 million during the three months ended June 30, 2002 and 2001 and during the six months ended June 30, 2002 and 2001, respectively.

Other purchases from related parties were $2 million, $46 million, $4 million and $55 million for the three months ended June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001, respectively.

(Millions of US dollars, unless otherwise noted)

Note 13. Related party transactions (continued)

Amounts receivable from related parties, including loans and advances, were $197 million and $209 million as of June 30, 2002 and December 31, 2001, respectively. Amounts payable to related parties were $123 million and $73 million as of June 30, 2002 and December 31, 2001, respectively.

As of June 30, 2002 and December 31, 2001 the Government of the Russian Federation owned 14% of the shares of the common stock of the Company. The Russian Federation also owns, controls, or has significant influence over the operations of many other companies and enterprises in the Russian Federation and has a significant influence on the operation of business and the economic environment. A significant part of the activity of Group companies is linked to companies belonging to or controlled by the Russian Federation. The Russian Federation is a customer and supplier of the Group through numerous affiliated and other related organizations. Management consider such trading relationships as part of the normal course of conducting business in the Russian Federation and consider that such relationships will remain for the foreseeable future. Accordingly, information on these transactions is not disclosed as related party transactions.

Note 14. Segment information

Presented below is information about the Group's operating and geographical segments for the periods ended June 30, 2002 and 2001, in accordance with SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information"*.

The Group has three operating segments - exploration and production; refining, marketing and distribution; and other business segments. These segments have been determined based on the nature of their operations. Management on a regular basis assesses the performance of these operating segments. The exploration and production segment explores for, develops and produces primarily crude oil. The refining, marketing and distribution segment processes crude oil into refined products and purchases, sells and transports crude oil and refined petroleum products. Activities of the other businesses operating segment include the development of businesses beyond the Group's traditional operations.

Geographical segments have been determined based on the area of operations and include three segments. They are Western Siberia, European Russia and International.

Operating segments

For the three months ended June 30, 2002

	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	264	3,514	16	-	3,794
Inter-segment	941	39	30	(1,010)	-
Total sales	1,205	3,553	46	(1,010)	3,794
Operating expenses	416	1,639	36	(993)	1,098
Depletion, depreciation and amortization expense	181	59	1	-	241
Interest expense	19	35	11	(6)	59
Income tax expense	42	167	4	-	213
Net income	161	461	(8)	(17)	597
Total assets	12,270	11,203	1,004	(3,759)	20,718
Capital expenditures	176	187	4	-	367

(Millions of US dollars, unless otherwise noted)

Note 14. Segment information (continued)

For the three months ended June 30, 2001

	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	312	3,154	17	-	3,483
Inter-segment	1,060	127	46	(1,233)	-
Total sales	1,372	3,281	63	(1,233)	3,483
Operating expenses	480	1,761	48	(1,211)	1,078
Depletion, depreciation and amortization expense	177	62	-	-	239
Interest expense	25	60	6	(24)	67
Income tax expense	111	129	6	-	246
Net income	250	550	(20)	(27)	753
Total assets	10,931	10,308	674	(2,532)	19,381
Capital expenditures	326	115	1	-	442

For the six months ended June 30, 2002

	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	516	6,098	27	-	6,641
Inter-segment	1,769	100	63	(1,932)	-
Total sales	2,285	6,198	90	(1,932)	6,641
Operating expenses	868	3,136	62	(1,915)	2,151
Depletion, depreciation and amortization expense	340	136	2	-	478
Interest expense	42	75	23	(14)	126
Income tax expense	90	190	7	-	287
Net income	150	696	7	(13)	840
Total assets	12,270	11,203	1,004	(3,759)	20,718
Capital expenditures	580	320	5	-	905

(Millions of US dollars, unless otherwise noted)

Note 14. Segment information (continued)

For the six months ended June 30, 2001

	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	711	6,062	45	-	6,818
Inter-segment	2,058	206	70	(2,334)	-
Total sales	2,769	6,268	115	(2,334)	6,818
Operating expenses	1,004	3,356	91	(2,306)	2,145
Depletion, depreciation and amortization expense	305	141	1	-	447
Interest expense	45	111	12	(39)	129
Income tax expense	192	265	9	-	466
Net income	459	986	8	(20)	1,433
Total assets	10,931	10,308	674	(2,532)	19,381
Capital expenditures	729	279	2	-	1,010

Geographical segments

	For the three months ended June 30, 2002	For the three months ended June 30, 2001	For the six months ended June 30, 2002	For the six months ended June 30, 2001
Sales of crude oil within Russia	134	197	235	418
Export of crude oil and sales of oil of foreign subsidiaries	1,036	1,104	1,983	1,977
Sales of refined product within Russia	626	760	1,156	1,432
Export of refined product and sales of refined products of foreign subsidiaries	1,687	1,240	2,741	2,479
Other sales within Russia	188	124	326	327
Other export sales and other sales of foreign subsidiaries	123	58	200	185
Total sales	**3,794**	**3,483**	**6,641**	**6,818**

For the three months ended June 30, 2002

	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	80	987	2,727	-	3,794
Inter-segment	478	1,627	18	(2,123)	-
Total sales	558	2,614	2,745	(2,123)	3,794
Operating expenses	221	821	2,162	(2,106)	1,098
Depletion, depreciation and amortization expense	86	104	51	-	241
Interest expense	6	49	12	(8)	59
Income tax expense	11	202	-	-	213
Net income	101	423	131	(58)	597
Total assets	5,492	12,789	4,537	(2,100)	20,718
Capital expenditures	91	142	134	-	367

(Millions of US dollars, unless otherwise noted)

Note 14. Segment information (continued)

For the three months ended June 30, 2001

	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	187	1,101	2,195	-	3,483
Inter-segment	526	1,534	19	(2,079)	-
Total sales	713	2,635	2,214	(2,079)	3,483
Operating expenses	342	831	1,960	(2,055)	1,078
Depletion, depreciation and amortization expense	106	89	44	-	239
Interest expense	2	39	27	(1)	67
Income tax expense	34	201	11	-	246
Net income	59	722	(30)	2	753
Total assets	5,026	12,114	3,819	(1,578)	19,381
Capital expenditures	120	227	95	-	442

For the six months ended June 30, 2002

	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	145	1,809	4,687	-	6,641
Inter-segment	943	2,812	33	(3,788)	-
Total sales	1,088	4,621	4,720	(3,788)	6,641
Operating expenses	448	1,644	3,830	(3,771)	2,151
Depletion, depreciation and amortization expense	166	225	87	-	478
Interest expense	11	91	32	(8)	126
Income tax expense	31	255	1	-	287
Net income	67	673	154	(54)	840
Total assets	5,492	12,789	4,537	(2,100)	20,718
Capital expenditures	185	547	173	-	905

For the six months ended June 30, 2001

	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	206	2,313	4,299	-	6,818
Inter-segment	1,172	2,827	29	(4,028)	-
Total sales	1,378	5,140	4,328	(4,028)	6,818
Operating expenses	602	1,735	3,808	(4,000)	2,145
Depletion, depreciation and amortization expense	181	187	79	-	447
Interest expense	3	83	45	(2)	129
Income tax expense	70	372	24	-	466
Net income	162	1,244	45	(18)	1,433
Total assets	5,026	12,114	3,819	(1,578)	19,381
Capital expenditures	293	584	133	-	1,010

(Millions of US dollars, unless otherwise noted)

Note 15. Dividends

At the annual stockholders' meeting on June 27, 2002, dividends were declared for 2001 in the amount of 15.00 Russian rubles per common share, which at the date of the meeting was equivalent to $0.48.

Note 16. Contingencies

Litigation and claims

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the district court of Denver, Colorado, against OAO Arkhangelskgeoldobycha ("AGD"), a Group company, and the Company (together the "Defendants") claiming compensation for damage allegedly caused by the Defendants relating to Almazny Bereg, a joint venture between AGD and ADC. ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploration license which was subject to an agreement between ADC and AGD. The total damages claimed by ADC are $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. To date there has been no discovery process, but the Company believes the claim to be without merit and plans a vigorous defense, which includes among other defenses an objection to jurisdiction. While the claim is in its early stages and no assurance can be given about the ultimate outcome, the Company does not believe that the ultimate resolution of this matter will have a material adverse effect on its financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

Taxation environment

The taxation systems in the Russian Federation and other emerging markets where Group companies operate are relatively new and are characterized by numerous taxes and changing legislation, which may be applied retroactively and is sometimes unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among different tax authorities within the same jurisdictions and among taxing authorities in different jurisdictions. Taxes are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges. Such factors may create taxation risks in the Russian Federation and other countries where Group companies operate substantially more significant than those in other countries where taxation regimes have been subject to development and clarification over long periods.

The regional organizational structure of the tax authorities and the regional judicial system can mean that taxation issues successfully defended in one region may be unsuccessful in another region. The tax authorities in each region may have a different interpretation of similar taxation issues. There is however some degree of direction provided from the central authority based in Moscow on particular taxation issues.

The Group's tax planning and management strategies are based on its understanding of tax legislation existing at the time of implementation. The Group is subject to tax authority audits on an ongoing basis, as is normal in the Russian environment, and, at times, the authorities have attempted to impose significant taxes on the Group. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of existing tax legislation. However, the relevant tax authorities may have differing interpretations and the effects could be significant.

Note 16. Contingencies (continued)

Other matters

During July 2001, the Group temporarily shut down operations of the Petrotel SA refinery due to the economic conditions in Romania. The refinery remains closed as of the date of these interim consolidated financial statements. Based on management's analysis and plans regarding the future of this refinery, management does not currently believe any impairment of the associated carrying value of the property, plant and equipment exists. However, if management ultimately decides to sell or abandon the refinery, the Group may be exposed to losses on the carrying value of property, plant and equipment of up to approximately $60 million. Additionally, a decision to abandon the refinery may result in claims against the Group's future investment commitments.